Advanced Series Trust
Annual period ending 12-31-16
File number: 811-5186

SUB-ITEM 77-D
Submission of Policies with respect to Security Investments


AST Small-Cap Growth Opportunities Portfolio:

The Board of Trustees of Advanced Series Trust approved a new subadvisory agreement with Victory Capital Management Inc. (Victory Capital) with respect to the AST Small-Cap Growth Opportunities Portfolio (the Portfolio) due to the planned acquisition of RS Investment Management Co. LLC (RS Investments) from The Guardian Life Insurance Company of America(r). The acquisition of RS Investments was completed on or about July 29, 2016 and resulted in the automatic termination of the subadvisory agreement with RS Investments with respect to the Portfolio.

To reflect this change, the Prospectus was revised as follows, effective July 29, 2016:

I.	The second paragraph in the section of the Prospectus
entitled "MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS
INVEST - AST SMALL-CAP GROWTH OPPORTUNITIES PORTFOLIO -
Principal Investment Policies" is hereby deleted and replaced with the following:

Victory Capital Management Inc. (Victory Capital) is responsible for managing a portion of the Portfolio's assets. Victory Capital's investment franchise, RS
Investments, employs both fundamental analysis and quantitative screening in seeking to identify companies that the investment team believes will produce sustainable earnings growth over a multi-year horizon. Investment candidates typically exhibit some or all of the following key criteria: strong organic revenue growth, expanding margins and profitability, innovative products or services, defensible competitive advantages, growing market share, and experienced management teams. The investment team seeks to categorize each potential investment based on its view of a company's stage of development on a spectrum that identifies companies as promising, developing, or proven.
Valuation is an integral part of the growth investment process. Purchase decisions are based on the investment team's expectation of the potential reward relative to risk of each security based in part on the investment team's proprietary earnings calculations.

AST Value Equity Portfolio:
The Board of Trustees of Advanced Series Trust approved replacing Herndon Capital Management, LLC as a subadviser to the AST Value Equity Portfolio (the Portfolio) with T. Rowe Price
Associates, Inc. (T. Rowe Price). This change became effective on or about October 17, 2016.

To reflect this change, the Prospectus was revised as follows, effective October 17, 2016:

I.	The second paragraph in the section of the Prospectus
entitled "MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS
INVEST - AST VALUE EQUITY PORTFOLIO - Principal Investment
Policies" is hereby deleted and replaced with the following:

Principal Investment Policies:
The Portfolio invests, under normal circumstances, at least
80% of its net assets (including any borrowings for investment purposes) in securities of large-cap companies that the portfolio manager regards as undervalued. The
Portfolio defines a large-cap company as having a market capitalization that, at the time of purchase, is either (i) larger than the current median market capitalization of companies in the Russell 1000 Value Index or (ii) larger than the three year average median market capitalization of companies in the index as of December 31 of the three preceding years. The Russell 1000 Value Index is a widely used benchmark of the largest U.S. value stocks. As of December 31, 2015, the median market capitalization for the Russell 1000 Value Index was approximately $6.8 billion. As the market capitalizations of the companies in the Portfolio and the Russell index change over time, the Portfolio will not automatically sell or cease to purchase stock of a company it owns just because the company's market capitalization falls below these levels. The
Portfolio may also purchase stocks of smaller companies.

T. Rowe Price's in-house research team seeks to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation. In selecting investments, T. Rowe Price generally looks for one or more of the following:

low price/earnings, price/book value, price/sales, or price/cash flow ratios relative to the S&P 500, the company's peers, or its own historical norm;

low stock price relative to a company's underlying asset values;

companies that may benefit from restructuring activity; and/or a sound balance sheet and other positive financial characteristics.

In pursuing its investment objective, the Portfolio has the discretion to deviate from its normal investment criteria.
These situations might arise when T. Rowe Price believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management. While most assets will typically be invested in U.S. common stocks, the Portfolio may invest in foreign stocks in keeping with the Portfolio's objectives. The Portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.